United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 3, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

May 1-31, 2024

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	May 21, 2024
PDMR transactions in company shares	May 28, 2024
Total voting rights and capital at May 31, 2024	June 3, 2024

May 21, 2024
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.084740 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.433600	2.542370
		USD $0.00	2.542370

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.084740 Ordinary Shares Weighted Average Price: USD $37.216800 Aggregated Price: USD $189.237752
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.084740 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.433600	2.542370
		USD $0.00	2.542370

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.084740 Ordinary Shares Weighted Average Price: USD $37.216800 Aggregated Price: USD $189.237752
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.084740 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.433600	2.542370
		USD $0.00	2.542370

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.084740 Ordinary Shares Weighted Average Price: USD $37.216800 Aggregated Price: USD $189.237752
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.693554 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.433600	2.346777
		USD $0.00	2.346777

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.693554 Ordinary Shares Weighted Average Price: USD $37.216800 Aggregated Price: USD $174.679061
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Acquisition of 2.474164 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.392805	2.474164

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.474164 Ordinary Shares Weighted Average Price: USD $74.392805 Aggregated Price: USD $184.060000
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.084740 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.433600	2.542370
		USD $0.00	2.542370

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.084740 Ordinary Shares Weighted Average Price: USD $37.216800 Aggregated Price: USD $189.237752
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.084740 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $74.433600	2.542370
		USD $0.00	2.542370

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.084740 Ordinary Shares Weighted Average Price: USD $37.216800 Aggregated Price: USD $189.237752
e)	Date of the transaction	2024-05-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

May 28, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 112,218 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	112,218

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 112,218 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0

e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France and Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 17,662 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	17,662

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 17,662 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	John Galvin
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 14,058 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	14,058

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 14,058 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 15,194 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,194

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 15,194 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 14,142 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	14,142

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 14,142 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 15,260 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	15,260

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 15,260 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 13,874 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,874

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 13,874 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 9,504 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	9,504

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 9,504 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 14,050 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	14,050

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 14,050 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Peter West
2	Reason for notification
a)	Position / status	General Manager, Australia, Pacific and Indonesia Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 17,166 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	17,166

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 17,166 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a maximum award of Performance Share Units (PSUs) in respect of 13,906 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 15 March 2027.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,906

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 13,906 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-05-24
f)	Place of the transaction	Outside of trading venue – off-market

June 3, 2024

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 May 2024, Coca-Cola Europacific Partners plc had 460,354,782 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 460,354,782 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: June 3, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary